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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                           SHERIDAN HEALTHCARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   823781109
                               ------------------
                                 (CUSIP Number)

                              JAY A. MARTUS, ESQ.
                           SHERIDAN HEALTHCARE, INC.
                              4651 SHERIDAN STREET
                                   SUITE 400
                            HOLLYWOOD, FLORIDA 33021
                                 (954) 986-7550
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 24, 1999
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            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)

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                               Page 1 of 15 Pages

  CUSIP NO. (COMMON STOCK) 823781109
                                                          PAGE 2 OF 15 PAGES

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            DR. MITCHELL EISENBERG
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                      (a)  [ ]
     2                                                                                            (b)  [X]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            00
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            UNITED STATES OF AMERICA
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF                      7
                 SHARES                              258,041(1)
              BENEFICIALLY               -----------------------------------------------------------------
                OWNED BY                             SHARED VOTING POWER
                  EACH                        8
               REPORTING                             698,759(1)
                 PERSON                  -----------------------------------------------------------------
                  WITH                               SOLE DISPOSITIVE POWER
                                              9
                                                     258,041(1)
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     698,759(1)
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            698,759(1)
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.7% (BASED ON 6,516,551 SHARES OF COMMON STOCK OUTSTANDING AFTER GIVING EFFECT TO ISSUANCE
            OF COMMON STOCK UNDERLYING OPTIONS INCLUDED IN ROW (11)).
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            IN
----------------------------------------------------------------------------------------------------------

    (1) The Reporting Person beneficially owns 258,041 shares of Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock") by reason of holding such shares or options exercisable within 60 days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Subscription and Tender Agreements and the Tender Agreement, as described in
Item 4 of this Schedule 13D.

  CUSIP NO. (COMMON STOCK) 823781109
                                                          PAGE 3 OF 15 PAGES

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            DR. LEWIS D. GOLD
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                      (a)  [ ]
     2                                                                                            (b)  [X]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            00
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            UNITED STATES OF AMERICA
----------------------------------------------------------------------------------------------------------
                                                      SOLE VOTING POWER
               NUMBER OF                       7
                 SHARES                               206,325(1)
              BENEFICIALLY                -----------------------------------------------------------------
                OWNED BY                              SHARED VOTING POWER
                  EACH                         8
               REPORTING                              698,759(1)
                 PERSON                   -----------------------------------------------------------------
                  WITH                                SOLE DISPOSITIVE POWER
                                               9
                                                      206,325(1)
                                          -----------------------------------------------------------------
                                                      SHARED DISPOSITIVE POWER
                                              10
                                                      698,759(1)
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            698,759(1)
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.7% (BASED ON 6,516,551 SHARES OF COMMON STOCK OUTSTANDING AFTER GIVING EFFECT TO ISSUANCE
            OF COMMON STOCK UNDERLYING OPTIONS INCLUDED IN ROW (11)).
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            IN
----------------------------------------------------------------------------------------------------------

    (1) The Reporting Person beneficially owns 206,325 shares of Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock") by reason of holding such shares or options exercisable within 60 days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Subscription and Tender Agreements and the Tender Agreement, as described in
Item 4 of this Schedule 13D.

  CUSIP NO. (COMMON STOCK) 823781109
                                                          PAGE 4 OF 15 PAGES

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            DR. GILBERT L. DROZDOW
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                      (a)  [ ]
     2                                                                                            (b)  [X]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            00
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            UNITED STATES OF AMERICA
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF                      7
                 SHARES                              78,537(1)
              BENEFICIALLY               -----------------------------------------------------------------
                OWNED BY                             SHARED VOTING POWER
                  EACH                        8
               REPORTING                             698,759(1)
                 PERSON                  -----------------------------------------------------------------
                  WITH                               SOLE DISPOSITIVE POWER
                                              9
                                                     78,537(1)
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     698,759(1)
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            698,759(1)
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.7% (BASED ON 6,516,551 SHARES OF COMMON STOCK OUTSTANDING AFTER GIVING EFFECT TO ISSUANCE
            OF COMMON STOCK UNDERLYING OPTIONS INCLUDED IN ROW (11)).
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            IN
----------------------------------------------------------------------------------------------------------

    (1) The Reporting Person beneficially owns 78,537 shares of Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock") by reason of holding such shares or options exercisable within 60 days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Subscription and Tender Agreements and the Tender Agreement, as described in
Item 4 of this Schedule 13D.

  CUSIP NO. (COMMON STOCK) 823781109
                                                          PAGE 5 OF 15 PAGES

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            ROBERT J. COWARD
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                      (a)  [ ]
     2                                                                                            (b)  [X]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            00
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            UNITED STATES OF AMERICA
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF                      7
                 SHARES                              25,200(1)
              BENEFICIALLY               -----------------------------------------------------------------
                OWNED BY                             SHARED VOTING POWER
                  EACH                        8
               REPORTING                             698,759(1)
                 PERSON                  -----------------------------------------------------------------
                  WITH                               SOLE DISPOSITIVE POWER
                                              9
                                                     25,200(1)
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     698,759(1)
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            698,759(1)
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.7% (BASED ON 6,516,551 SHARES OF COMMON STOCK OUTSTANDING AFTER GIVING EFFECT TO ISSUANCE
            OF COMMON STOCK UNDERLYING OPTIONS INCLUDED IN ROW (11)).
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            IN
----------------------------------------------------------------------------------------------------------

    (1) The Reporting Person beneficially owns 25,200 shares of Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock") by reason of holding such shares or options exercisable within 60 days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Subscription and Tender Agreements and the Tender Agreement, as described in
Item 4 of this Schedule 13D.

  CUSIP NO. (COMMON STOCK) 823781109
                                                          PAGE 6 OF 15 PAGES

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            MICHAEL F. SCHUNDLER
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                      (a)  [ ]
     2                                                                                            (b)  [X]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            00
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            UNITED STATES OF AMERICA
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF                       7
                 SHARES                               73,700(1)
              BENEFICIALLY                -----------------------------------------------------------------
                OWNED BY                              SHARED VOTING POWER
                  EACH                         8
               REPORTING                              698,759(1)
                 PERSON                   -----------------------------------------------------------------
                  WITH                                SOLE DISPOSITIVE POWER
                                               9
                                                      73,700(1)
                                          -----------------------------------------------------------------
                                                      SHARED DISPOSITIVE POWER
                                              10
                                                      698,759(1)
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            698,759(1)
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.7% (BASED ON 6,516,551 SHARES OF COMMON STOCK OUTSTANDING AFTER GIVING EFFECT TO ISSUANCE
            OF COMMON STOCK UNDERLYING OPTIONS INCLUDED IN ROW (11)).
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            IN
----------------------------------------------------------------------------------------------------------

    (1) The Reporting Person beneficially owns 73,700 shares of Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock") by reason of holding such shares or options exercisable within 60 days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Subscription and Tender Agreements and the Tender Agreement, as described in
Item 4 of this Schedule 13D.

  CUSIP NO. (COMMON STOCK) 823781109
                                                          PAGE 7 OF 15 PAGES

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            JAY A. MARTUS
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                      (a)  [ ]
     2                                                                                            (b)  [X]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            00
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            UNITED STATES OF AMERICA
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF                      7
                 SHARES                              56,956(1)
              BENEFICIALLY               -----------------------------------------------------------------
                OWNED BY                             SHARED VOTING POWER
                  EACH                        8
               REPORTING                             698,759(1)
                 PERSON                  -----------------------------------------------------------------
                  WITH                               SOLE DISPOSITIVE POWER
                                              9
                                                     56,956(1)
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     698,759(1)
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            698,759(1)
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.7% (BASED ON 6,516,551 SHARES OF COMMON STOCK OUTSTANDING AFTER GIVING EFFECT TO ISSUANCE
            OF COMMON STOCK UNDERLYING OPTIONS INCLUDED IN ROW (11)).
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            IN
----------------------------------------------------------------------------------------------------------

    (1) The Reporting Person beneficially owns 56,956 shares of Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock") by reason of holding such shares or options exercisable within 60 days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Subscription and Tender Agreements and the Tender Agreement, as described in
Item 4 of this Schedule 13D.

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Sheridan Healthcare, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4651 Sheridan Street, Suite 400, Hollywood, Florida 33021.

ITEM 2. IDENTITY AND BACKGROUND

     This Statement is being filed jointly by the persons named below as a group pursuant to Rule 13d-1(k)(1) (the "Reporting Persons") with respect to their ownership of Common Stock.

     The business address for each Reporting Person is 4651 Sheridan Street, Suite 400, Hollywood, Florida 33021. Each of them is a citizen of the United States.

     Dr. Mitchell Eisenberg is a director and the Chief Executive Officer of the Issuer.

     Dr. Lewis D. Gold is a director and the Executive Vice
President -- Business Development of the Issuer.

     Mr. Michael F. Schundler is the Chief Operating Officer and Chief Financial Officer of the Issuer.

     Mr. Jay A. Martus is the Vice-President, Secretary and General Counsel of the Issuer.

     Dr. Gilbert L. Drozdow is the Vice-President -- Hospital Based Services of the Issuer.

     Mr. Robert J. Coward is the Vice-President -- Finance of the Issuer.

     None of the Reporting Persons has, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On November 28, 1994, the Issuer acquired all of the outstanding capital stock of Southeastern Anesthesia Management Associates, Inc., a corporation formed in 1962, and a related corporation, MediServ, Inc., for approximately $43.3 million in cash (the "1994 Acquisition"). In connection with the 1994 Acquisition, the Issuer issued shares of Common Stock at an effective purchase price of $.58 per share, (the estimated fair market value of the shares at the date of the 1994 Acquisition), to the following executive officers in the amounts as designated: 151,015 shares to Dr. Eisenberg, 107,870 shares to Dr. Gold, 43,145 shares to Dr. Drozdow and 10,783 shares to Mr. Martus. On October 20, 1995, Drs. Eisenberg, Gold and Drozdow transferred all of their respective shares to certain family limited partnerships, of which each such individual serves as general partner. As committed to in the 1994 Acquisition, on April 27, 1995, the Issuer issued options to purchase shares of Common Stock at an exercise price of $.58 per share pursuant to the terms of the Issuer's 1995 Stock Option Plan, as amended (the "Option Plan"), to the following executive officers: Drs. Eisenberg and Gold were each granted options to purchase 26,956 shares; Dr. Drozdow was granted options to purchase 5,392 shares and Mr. Martus was granted options to purchase 16,174 shares. Drs. Eisenberg and Gold each exercised their respective options to purchase 26,956 shares on November 28, 1997 using personal funds. Dr. Drozdow exercised his options to purchase 4,314 shares on December 23, 1997 and 1,078 shares on December 14, 1998, in each case, using personal funds.

     Subsequent to the Issuer's initial public offering on October 30, 1995, Drs. Eisenberg, Gold and Drozdow and Messrs. Martus, Schundler and Coward have each been granted options to purchase an aggregate of 300,000, 212,500, 105,000, 121,174, 242,500 and 37,000 shares of Common Stock, respectively, at exercise prices equal to the closing price of the Common Stock on the Nasdaq National Market as of the dates of the option grants, pursuant to the terms of the Option Plan. To date, Drs. Eisenberg and Gold and Mr. Schundler

                               Page 8 of 15 Pages
have acquired, directly or indirectly, an aggregate of 30,070, 34,000 and 36,200 shares, respectively, in open market purchases, in each case, using personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     Pursuant to the Agreement and Plan of Merger, dated March 24, 1999, among the Issuer, Vestar/Sheridan Holdings, Inc. ("Parent") and Vestar/Sheridan, Inc. ("Purchaser") (the "Merger Agreement"), Purchaser has commenced a tender offer for all shares of Common Stock and Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of the Issuer, at a purchase price of $9.25 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the related offer to purchase and letter of transmittal (the "Offer"). Following completion of the Offer, subject to the terms and conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser shall be merged into the Issuer (the "Merger"), and the Issuer will continue as the surviving corporation and become a wholly owned subsidiary of Parent and the separate corporate existence of Purchaser will cease. At the effective time of the Merger (the "Effective Time"), each then outstanding share of Common Stock and Class A Common Stock (other than shares owned by Parent and its subsidiaries and shares held by stockholders who have not voted in favor of or consented to the Merger and who have properly demanded appraisal of their shares in accordance with Section 262 of the DGCL) will be cancelled, extinguished and converted into the right to receive $9.25 in cash, or any higher price that may be paid pursuant to the Offer, payable to the holder thereof, without interest, upon surrender of the certificate formerly representing such shares, less any withholding taxes required under applicable law.

     Concurrently with the execution and delivery of the Merger Agreement, Parent entered into Subscription and Tender Agreements (the "Subscription and Tender Agreements") with each of Drs. Mitchell Eisenberg, Lewis D. Gold, and Gilbert L. Drozdow and Messrs. Michael F. Schundler and Jay A. Martus, and the Tender Agreement (the "Tender Agreement") with Mr. Robert J. Coward. The following is a summary of the Subscription and Tender Agreements and the Tender Agreement, which summary is qualified in its entirety by reference to the Subscription and Tender Agreements and the Tender Agreement, copies of which are filed as exhibits hereto and are incorporated herein by reference.

     The Subscription and Tender Agreements and the Tender Agreement provide that each Reporting Person will validly tender the shares of Common Stock he owns in the Offer and will not withdraw any shares so tendered; provided that the Merger Agreement has not been terminated. Each Reporting Person also agrees, so long as such Reporting Person is required to tender his shares, to vote his shares (a) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and (b) against any action or agreement that would result in a breach of any covenant, representation or warranty in the Merger Agreement or would impede, interfere with, delay or prevent the consummation of the Merger or the purchase of shares of Common Stock or Class A Common Stock pursuant to the Offer. Each Reporting Person has agreed not to, so long as he is required to tender his shares of Common Stock, purport to vote (or execute a consent with respect to) such shares (other than in accordance with the requirements of the Subscription and Tender Agreement or the Tender Agreement) or grant any proxy or power of attorney with respect to any shares of Common Stock, deposit any such shares into a voting trust or enter into any agreement, arrangement or understanding with any person (other than the Subscription and Tender Agreements and the Tender Agreement), directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of such shares, or agree to do any of the foregoing. The Subscription and Tender Agreements and the Tender Agreement also provide that no Reporting Person shall, so long as he is required to tender shares of Common Stock pursuant to the Subscription and Tender Agreement or the Tender Agreement, sell, transfer or otherwise dispose of, pledge or otherwise encumber any shares of Common Stock after the date of such agreement (except to tender shares to Purchaser pursuant to the Offer), or agree to do any of the foregoing.

     Pursuant to the Subscription and Tender Agreements, each Reporting Person party thereto has agreed to subscribe for and purchase, and Parent has agreed to issue and sell to such Reporting Person, on the date

                               Page 9 of 15 Pages

Purchaser purchases shares of Common Stock and Class A Common Stock pursuant to the Offer (the "Closing Date") a specific number of shares of Parent common stock at a price equal to the price per share of Common Stock and Class A Common Stock paid pursuant to the Offer. The Reporting Persons (other than Mr. Coward) have agreed to purchase an aggregate number of shares of Parent common stock that are expected to constitute approximately 4.8% of the shares of Parent common stock expected to be outstanding upon consummation of the Merger. Notwithstanding any other provision of the Subscription and Tender Agreements, Parent shall have no obligation to issue, sell or deliver any of its shares to any Reporting Person (i) who is not a full-time employee of, or consultant to, Parent or any of its subsidiaries on the Closing Date, (ii) whose representations and warranties contained in the Subscription and Tender Agreement are not true and correct as of the Closing Date in all material respects or (iii) who has breached his obligations under his Subscription and Tender Agreement.

     The Subscription and Tender Agreements and the Tender Agreement also provide that upon the consummation of the Merger (a) Parent shall adopt the Vestar/Sheridan Holdings, Inc. 1999 Stock Option Plan (the "Parent Option Plan") in substantially the form attached to the Subscription and Tender Agreements and the Tender Agreement and (b) Parent shall enter into stock option agreements with each Reporting Person in substantially the forms attached to the Subscription and Tender Agreements and the Tender Agreement pursuant to which the Reporting Persons will be granted options to purchase an aggregate of 950,000 shares of Parent common stock, at an exercise price per share equal to the price per share of Common Stock and Class A Common Stock paid pursuant to the Offer, subject to the satisfaction of certain time vesting requirements or targets relating to the financial performance of the Issuer which are described in the option agreements.

     Concurrently with the execution and delivery of the Merger Agreement, Parent, Vestar/Sheridan Investors, LLC ("Holdings"), the Issuer and the Reporting Persons party to Subscription and Tender Agreements entered into a Stockholders Agreement (the "Stockholders Agreement"). Mr. Coward will enter into the Stockholders Agreement upon the consummation of the Merger. The following is a summary of the Stockholders Agreement, which summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

     Pursuant to the Stockholders Agreement, the shares of Parent common stock beneficially owned by the Reporting Persons and any other employees of Parent and its subsidiaries who become beneficial owners of Parent common stock (collectively, the "Management Investors") are subject to restrictions on transfer, as well as the other provisions described below.

     The Stockholders Agreement provides that Holdings and the Management Investors will vote all of their shares of Parent common stock to elect and continue in office a Board of Directors of Parent and each subsidiary of Parent (other than subsidiaries of the Issuer) consisting solely of the following:

          (a) three designees of Holdings;

          (b) two designees of the Management Investors (who shall be Dr. Eisenberg and Dr. Gold so long as each of them is an executive officer of the Issuer); and

          (c) two persons to be designated by Holdings in its sole discretion after consultation with the representative of the Management Investors.

In addition, each Management Investor has agreed that until the Lapse Date (as defined in the Stockholders Agreement), he will vote all of his shares of Parent common stock (i) consistent with the vote of Holdings with respect to its shares of Parent common stock and (ii) to ratify, approve and adopt any and all actions adopted or approved by the Board of Directors of Parent.

     The Stockholders Agreement provides for customary "tag-along" and "drag-along" rights with respect to shares of Parent common stock beneficially owned by the Management Investors. In addition, Holdings has certain rights to require Parent to register shares of Parent common stock held by it under the Securities Act

                              Page 10 of 15 Pages
of 1933, and Holdings and the Management Investors have certain rights to participate in publicly registered offerings of Parent common stock initiated by Parent or other third parties.

     The Stockholders Agreement provides that upon termination of a Management Investor's employment with Parent and its subsidiaries, (a) Parent, Holdings and the Issuer will have call rights with respect to shares of Parent common stock owned by such Management Investor and certain transferees and (b) such Management Investor and certain transferees in certain limited circumstances will have a right to put shares of Parent common stock to the Issuer. The amount paid for shares of Parent common stock upon a put or a call will vary depending on the reason for the termination of such Management Investor's employment. The Stockholders Agreement also contains non-competition, non-solicitation and confidentiality provisions agreed to by each Management Investor who is not party to a written employment agreement with Parent or one of its subsidiaries which contains such provisions.

     Concurrently with the execution and delivery of the Merger Agreement, the Issuer entered into Employment Agreements with each of Dr. Eisenberg, Dr. Gold, Mr. Schundler and Mr. Martus. The following is a summary of the Employment Agreements, which summary is qualified in its entirety by reference to the Employment Agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

     The Employment Agreements shall become effective upon the purchase of shares of Common Stock and Class A Common Stock pursuant to the Offer. Each Employment Agreement has a five year term with automatic one year renewals thereafter, unless either party gives the other six months' written notice prior to the end of the applicable term. The Employment Agreements supersede all prior agreements and understandings between each of the Reporting Persons party thereto and the Issuer and its affiliates; provided that it shall not supersede the rights of such Reporting Persons under the Issuer's employee benefit plans.

     The Employment Agreements provide for one-time cash bonuses at the Effective Time in the amounts of $650,000, $600,000, $250,000 and $245,000 for
Dr. Eisenberg, Dr. Gold, Mr. Schundler and Mr. Martus, respectively. In addition, the Employment Agreements provide for annual base salaries of $375,000, $350,000, $275,000 and $275,000 for Dr. Eisenberg, Dr. Gold, Mr.
Schundler and Mr. Martus, respectively. The Issuer has also agreed to establish an annual incentive compensation plan pursuant to which such Reporting Persons shall be eligible to receive bonuses equal to 50%, in the case of Dr. Eisenberg and Dr. Gold, or 25%, in the case of Mr. Schundler and Mr. Martus, of their annual salaries based upon satisfaction of annual performance targets established by the Board of Directors of the Issuer.

     If any of such Reporting Person's employment pursuant to this Employment Agreement is terminated (i) by the Issuer without cause (as defined in the Employment Agreements), (ii) upon the death or permanent disability of such Reporting Person or (iii) by such Reporting Person upon the occurrence of certain events, including the failure of the Issuer to pay such Reporting Person's salary or provide certain benefits to which such Reporting Person is entitled, certain relocations of the Issuer's offices or a material breach of the Employment Agreement by the Issuer, the Issuer shall make cash severance payments over a one-year period following any such termination in an aggregate amount equal to the relevant Reporting Person's base salary (twice the base salary in the case of Dr. Eisenberg and Dr. Gold) plus the pro rata portion of the annual bonus to which the Reporting Person would otherwise have been entitled for the fiscal year in which such termination occurs if such Reporting Person had remained employed by the Issuer for the entire fiscal year. In addition, Dr. Eisenberg's and Dr. Gold's Employment Agreements provide that if their employment is terminated due to any of the foregoing events within one year following a Change of Control (as defined), such Reporting Person shall receive in addition to the severance amounts described above the excess of (A) the greater of (i) $1 million and (ii) twice the sum of such Reporting Person's current base salary and the bonus he received in the prior year less (B) twice his current base salary. Payment of all severance amounts is subject to the Reporting Person's continued compliance with his covenant not to compete with the Issuer.

                              Page 11 of 15 Pages

     Each Employment Agreement also provides for termination upon mutual consent, for cause, and by the Reporting Person upon 90 days' written notice or upon due notice not to renew at the end of his term of employment, in which event the Issuer has no further obligation to such Reporting Person other than the obligations to pay accrued but unpaid salary, to provide certain continuing medial malpractice insurance coverage and to pay such Reporting Person his accrued and unpaid bonus in respect of prior completed fiscal years. If a Reporting Person's employment is terminated because the Issuer decides not to renew at the end of his term of employment, such Reporting Person shall be entitled to his accrued and unpaid salary and bonus and, provided he complies with his covenant not to compete with the Issuer, an amount equal to his base salary (twice the base salary in the case of Dr. Eisenberg and Dr. Gold).

     Each of the Reporting Persons is subject to certain non-competition, non-solicitation and confidentiality provisions with respect to the Issuer and its Controlled Entities (as defined in the Merger Agreement).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) Immediately prior to the execution of his Subscription and Tender Agreement, Dr. Eisenberg beneficially owned 258,041 shares of Common Stock, representing approximately 3.9% of the shares of Common Stock outstanding, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (based on 6,516,551 shares of Common Stock outstanding after giving effect to issuance of shares of Common Stock underlying options that are exercisable within 60 days by the Reporting Persons). At such time, Dr. Eisenberg had the sole power to vote and dispose of 180,515 shares of Common Stock beneficially owned by him. Dr. Eisenberg's wife beneficially owned 26,956 shares of Common Stock, 570 shares of Common Stock were owned beneficially by Dr. Eisenberg's wife's retirement account, Dr. Eisenberg had 40,000 options that were vested and exercisable, and 10,000 options that would vest within 60 days.

     Immediately prior to the execution of his Subscription and Tender Agreement, Dr. Gold beneficially owned 206,325 shares of Common Stock, representing approximately 3.2% of the shares of Common Stock outstanding, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 6,516,551 shares of Common Stock outstanding after giving effect to issuance of shares of Common Stock underlying options that are exercisable within 60 days by the Reporting Persons). At such time, Dr. Gold had the sole power to vote and dispose of 109,870 shares of Common Stock beneficially owned by him. Dr. Gold's wife owned 58,956 shares of Common Stock, Dr. Gold had 30,833 options that were vested and exercisable, and 6,666 options that would vest within 60 days.

     Immediately prior to the execution of his Subscription and Tender Agreement, Mr. Schundler beneficially owned 73,700 shares of Common Stock, representing approximately 1.1% of the shares of Common Stock outstanding, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 6,516,551 shares of Common Stock outstanding after giving effect to issuance of shares of Common Stock underlying options that are exercisable within 60 days by the Reporting Persons). At such time, Mr. Schundler had the sole power to vote and dispose of 36,200 shares of Common Stock beneficially owned by him. Mr. Schundler also had 37,500 vested and exercisable options.

     Immediately prior to the execution of his Subscription and Tender Agreement, Mr. Martus beneficially owned 56,956 shares of Common Stock, representing approximately 0.9% of the shares of Common Stock outstanding, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 6,516,551 shares of Common Stock outstanding after giving effect to issuance of shares of Common Stock underlying options that are exercisable within 60 days by the Reporting Persons). At such time, Mr. Martus had the sole power to vote and dispose of 10,782 shares of Common Stock beneficially owned by him. Mr. Martus also had 46,174 vested and exercisable options.

     Immediately prior to the execution of his Subscription and Tender Agreement, Dr. Drozdow beneficially owned 78,537 shares of Common Stock, representing approximately 1.2% of the shares of Common Stock

                              Page 12 of 15 Pages
outstanding, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 6,516,551 shares of Common Stock outstanding after giving effect to issuance of shares of Common Stock underlying options that are exercisable within 60 days by the Reporting Persons). At such time, Dr. Drozdow had the sole power to vote and dispose of 48,537 shares of Common Stock beneficially owned by him. Dr. Drozdow also had 30,000 vested and exercisable options.

     Immediately prior to the execution of his Tender Agreement, Mr. Coward beneficially owned 25,200 shares of Common Stock, representing approximately 0.4% of the shares of Common Stock outstanding, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 6,516,551 shares of Common Stock outstanding after giving effect to issuance of shares of Common Stock underlying options that are exercisable within 60 days by the Reporting Persons). At such time, all of such shares beneficially owned by Mr. Coward were in the form of vested and exercisable options.

     Subject to the last sentence of this Item 5, in addition to each Reporting Person beneficially owning the shares of Common Stock beneficially owned by him immediately prior to the execution of the Subscription and Tender Agreements and the Tender Agreement, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons by reason of the execution and delivery of the agreements described in Item 4 above. Drs. Eisenberg, Gold and Drozdow and Messrs. Schundler, Martus and Coward disclaim the beneficial ownership of such additional shares.

     (c) Except for the transactions described herein, there have been no other transactions in any securities of the Issuer effected by the Reporting Persons during the past 60 days.

     (d) Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

     (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any person, with respect to securities of the Issuer.

                              Page 13 of 15 Pages

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1    Joint Filing Agreement, dated April 5, 1999, between
             Mitchell Eisenberg, Lewis D. Gold, Gilbert L. Drozdow,
             Robert J. Coward, Michael F. Schundler and Jay A. Martus.
Exhibit 2 Agreement and Plan of Merger, dated as of March 24, 1999, among Parent, Purchaser and the Issuer (incorporated by reference to Exhibit (c)(1) of the Transaction Statement of the Purchaser, Parent, Holdings, the Issuer, Mitchell
             Eisenberg, Lewis D. Gold, Michael F. Schundler, Gilbert L.
             Drozdow, Jay A. Martus and Robert J. Coward on Schedule
             13E-3, dated March 31, 1999).
Exhibit 3    Subscription and Tender Agreement, dated as of March 24,
             1999, between Parent and Mitchell Eisenberg (incorporated by reference to Exhibit (c)(7) of the Transaction Statement of the Purchaser, Parent, Holdings, the Issuer, Mitchell
             Eisenberg, Lewis D. Gold, Michael Schundler, Gilbert L.
             Drozdow, Jay A. Martus and Robert J. Coward on Schedule
             13E-3, dated March 31, 1999).
Exhibit 4    Subscription and Tender Agreement, dated as of March 24,
             1999, between Parent and Lewis D. Gold (incorporated by reference to Exhibit (c)(8) of the Transaction Statement of the Purchaser, Parent, Holdings, the Issuer, Mitchell
             Eisenberg, Lewis D. Gold, Michael Schundler, Gilbert L.
             Drozdow, Jay A. Martus and Robert J. Coward on Schedule
             13E-3, dated March 31, 1999).
Exhibit 5    Subscription and Tender Agreement, dated as of March 24,
             1999, between Parent and Jay A. Martus (incorporated by reference to Exhibit (c)(9) of the Transaction Statement of the Purchaser, Parent, Holdings, the Issuer, Mitchell
             Eisenberg, Lewis D. Gold, Michael F. Schundler, Gilbert L.
             Drozdow, Jay A. Martus and Robert J. Coward on Schedule
             13E-3, dated March 31, 1999).
Exhibit 6    Subscription and Tender Agreement, dated as of March 24,
             1999, between Parent and Michael F. Schundler (incorporated by reference to Exhibit (c)(10) of the Transaction Statement of the Purchaser, Parent, Holdings, the Issuer, Mitchell
             Eisenberg, Lewis D. Gold, Michael Schundler, Gilbert
             Drozdow, Jay A. Martus and Robert J. Coward on Schedule
             13E-3, dated March 31, 1999).
Exhibit 7    Subscription and Tender Agreement, dated as of March 24,
             1999, between Parent and Gilbert L. Drozdow (incorporated by reference to Exhibit (c)(11) of the Transaction Statement of the Purchaser, Parent, Holdings, the Issuer, Mitchell
             Eisenberg, Lewis D. Gold, Michael F. Schundler, Gilbert
             Drozdow, Jay A. Martus and Robert J. Coward on Schedule
             13E-3, dated March 31, 1999).
Exhibit 8 Tender Agreement, dated as of March 24, 1999, between Parent and Robert J. Coward (incorporated by reference to Exhibit
             (c)(12) of the Transaction Statement of the Purchaser, Parent, Holdings, the Issuer, Mitchell Eisenberg, Lewis D.
             Gold, Michael F. Schundler, Gilbert L. Drozdow, Jay A.
             Martus and Robert J. Coward on Schedule 13E-3, dated March
             31, 1999).
Exhibit 9    Stockholders Agreement, dated as of March 24, 1999, among
             Parent, the Issuer, Holdings, Mitchell Eisenberg, Lewis D.
             Gold, Gilbert L. Drozdow, Michael F. Schundler and Jay A.
             Martus (incorporated by reference to Exhibit (c)(6) of the Transaction Statement of the Purchaser, Parent, Holdings, the Issuer, Mitchell Eisenberg, Lewis D. Gold, Michael
             Schundler, Gilbert L. Drozdow, Jay A. Martus and Robert J.
             Coward on Schedule 13E-3, dated March 31, 1999).

                              Page 14 of 15 Pages

Exhibit 10   Employment Agreement, dated as of March 24, 1999, between the Issuer and Mitchell Eisenberg
             (incorporated by reference to Exhibit (c)(2) of the Transaction Statement of Purchaser, Parent,
             Holdings, the Issuer, Mitchell Eisenberg, Lewis D. Gold, Michael Schundler, Gilbert L. Drozdow, Jay
             A. Martus and Robert J. Coward on Schedule 13E-3,dated March 31, 1999).

Exhibit 11   Employment Agreement, dated as of March 24, 1999, between the Issuer and Lewis Gold (incorporated by reference to Exhibit (c)(3) of the Transaction Statement of Purchaser, Parent, Holdings, the
             Issuer, Mitchell Eisenberg, Lewis D. Gold, Michael Schundler, Gilbert L. Drozdow, Jay A. Martus and
             Robert J. Coward on Schedule 13E-3, dated March 31, 1999).

Exhibit 12   Employment Agreement, dated as of March 24, 1999, between the Issuer and Michael F. Schundler
             (incorporated by reference to Exhibit (c)(4) of the Transaction Statement of the Purchaser, Parent,
             Holdings, the Issuer, Mitchell Eisenberg, Lewis D. Gold, Michael Schundler, Gilbert L. Drozdow, Jay
             A. Martus and Robert J. Coward on Schedule 13E-3, dated March 31, 1999).

Exhibit 13   Employment Agreement, dated as of March 24, 1999, between the Issuer and Jay A. Martus
             (incorporated by reference to Exhibit (c)(5) of the Transaction Statement of Purchaser, Parent,
             Holdings, the Issuer, Mitchell Eisenberg, Lewis D. Gold, Michael Schundler, Gilbert L. Drozdow, Jay
             A. Martus and Robert J. Coward on Schedule 13E-3, dated March 31, 1999).

                              Page 15 of 15 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ MITCHELL EISENBERG
                                            ------------------------------------
                                            Mitchell Eisenberg

Dated: April 5, 1999

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ LEWIS D. GOLD
                                            ------------------------------------
                                            Lewis D. Gold

Dated: April 5, 1999

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ MICHAEL F. SCHUNDLER
                                            ------------------------------------
                                            Michael F. Schundler

Dated: April 5, 1999

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ GILBERT L. DROZDOW
                                            ------------------------------------
                                            Gilbert L. Drozdow

Dated: April 5, 1999

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ JAY A. MARTUS
                                            ------------------------------------
                                            Jay A. Martus

Dated: April 5, 1999

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ ROBERT J. COWARD
                                            ------------------------------------
                                            Robert J. Coward

Dated: April 5, 1999

                                                                       EXHIBIT 1

                                   AGREEMENT

                    RESPECTING JOINT FILING OF SCHEDULE 13D

     The undersigned hereby agree to jointly prepare and file with the Securities and Exchange Commission a Schedule 13D reporting each of the undersigned's beneficial ownership of shares of Common Stock of Sheridan Healthcare, Inc., a Delaware corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned. The undersigned are entering into this Joint Filing Agreement as a result of being parties to the Subscription and Tender Agreements and the Tender Agreement, each dated as of March 24, 1999. In the event such agreements terminate, then this Joint Filing Agreement shall also terminate.

     IN WITNESS THEREOF this Agreement may be executed in one or more counterparts, each of which shall be deemed an original for all purposes and all of which together shall constitute one and the same Agreement, and this Agreement may be effected by a written facsimile signature of each party.

Dated: April 5, 1999.
                                          By: /s/ MITCHELL EISENBERG
                                            ------------------------------------
                                            Mitchell Eisenberg

                                          By: /s/ LEWIS D. GOLD
                                            ------------------------------------
                                            Lewis D. Gold

                                          By: /s/ GILBERT L. DROZDOW
                                            ------------------------------------
                                            Gilbert L. Drozdow

                                          By: /s/ ROBERT J. COWARD
                                            ------------------------------------
                                            Robert J. Coward

                                          By: /s/ MITCHELL F. SCHUNDLER
                                            ------------------------------------
                                            Michael F. Schundler

                                          By: /s/ JAY A. MARTUS
                                            ------------------------------------
                                            Jay A. Martus